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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 11-K/A-1


               [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
                SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the Fiscal Year Ended
December 31, 1997                             Commission File Numbers (33-61893)


                   ROBBINS & MYERS, INC. EMPLOYEE SAVINGS PLAN
                                 (Name of Plan)


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                              ROBBINS & MYERS, INC.
                              1400 Kettering Tower
                               Dayton, Ohio 45423
                                 (937) 222-2610
               (Name of Issuer of Security, held pursuant to Plan
                 and address of its principal executive office)


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                                    STATEMENT
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     The restated audited financial statements of the Robbins & Myers, Inc.
Employee Savings Plan (the "Plan") as of and for the year ended December 31, 1997, (the "Restated Statements") are being filed herewith. The Restated Statements include the assets associated with the Process Supply, Inc. Profit Sharing Plan which was merged into the Plan as of December 31, 1997. Such assets, as explained in Note 7 of the Restated Statements were inadvertently omitted from the previously filed financial statements of the Plan. The following Restated Statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report and replace Exhibit 99.1 of the Form 11-K for the Plan, dated June 26, 1998:

     (a) Statement of Assets Available for Plan Benefits - December 31, 1997 and 1996;

     (b) Statement of Changes in Assets Available for Plan Benefits - for the years ended December 31, 1997 and 1996;

     (c) Notes to Financial Statements; and

     (d) Schedule of Transactions or Series of Transactions in Excess of 5 percent of the Current Value of Plan Assets for the year ended December 31, 1997.

     The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in Registration statement on Form S-8 (No. 33-61893) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.


                                   SIGNATURES
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     The Plan. Pursuant to the requirements of the Securities Exchange Act of
1934, the persons who administer the Robbins & Myers, Inc. Employee Savings Plan have duly caused this 11K/A-1 annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        ROBBINS & MYERS, INC. EMPLOYEE
                                        SAVINGS PLAN

                                        By /s/ Stephen R. Ley
                                               Name:  Stephen R. Ley
                                               Title: Member, Corporate Benefits
                                                      Committee
                                               Dated: August 11, 1998


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                                INDEX TO EXHIBITS
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     The following Exhibits are being filed with this Annual Report on Form
11-K/A-1:

EXHIBIT

(23)      CONSENT OF EXPERTS AND COUNSEL

          23.1 Consent of Ernst & Young LLP.

(99)      ADDITIONAL EXHIBITS

          99.1 Audited Financial Statement of Robbins & Myers, Inc. Employee Savings Plan as of and for the years ended December 31, 1997 and 1996.